UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Delta Air Lines, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

247361702

(CUSIP Number)

Athena Advisory Group, LLC

142 W. 57th Street, 17th Floor

New York, NY 10019

Attn: Stephen Presser

(212) 699-4001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No: 247361702	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Athena Advisory Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 49,556,492 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,556,492 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No: 247361702	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Presser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 49,556,492 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,556,492 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No: 247361702	13D	Page 3 of 4

Item 1.	Security and Issuer.

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on November 10, 2008, with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined in the Schedule 13D), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Delta Air Lines, Inc. (“Delta” or the “Issuer”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The first paragraph of Item 2 in the Schedule 13D is hereby deleted and replaced as follows:

“This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Athena Advisory Group, LLC, a Delaware limited liability company (“Athena”), by virtue of the fact that it may be deemed beneficial owner of 49,556,492 shares of Common Stock of Delta that are subject to the Transition Framework Agreement described below; and

(ii) Stephen Presser (“Mr. Presser”), the managing member of Athena, both of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.5 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

The second sentence of the fourth paragraph of Item 3 in the Schedule 13D is hereby deleted and replaced as follows:

“The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is 29,497,912, the aggregate number of Northwest Pilot Shares issuable pursuant to the TFA is 20,058,580 and the aggregate number of Pilot Shares issuable pursuant to the TFA is 49,556,492.”

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 in the Schedule 13D is hereby deleted and replaced as follows:

CUSIP No: 247361702	13D	Page 4 of 4

“The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is 29,497,912, the aggregate number of Northwest Pilot Shares issuable pursuant to the TFA is 20,058,580 and the aggregate number of Pilot Shares issuable pursuant to the TFA is 49,556,492 (representing approximately 6.9% of the outstanding Common Stock based on the information provided by Delta). Therefore, ALPA may be deemed to beneficially own 49,556,492 shares of Common Stock (representing approximately 6.9% of the outstanding Common Stock based on information provided to ALPA by Delta).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2008

ATHENA ADVISORY GROUP, LLC

/s/ Stephen Presser
Name:	Stephen Presser
Title:	Managing Member